ADVANCED CELL TECHNOLOGY, INC.
33 LOCKE DRIVE
 MARLBOROUGH, MASSACHUSETTS 01752

VIA EDGAR CORRESPONDENCE

December 7, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549-7010

Attention:	Jeffrey P. Riedler
Assistant Director

Re:	Advanced Cell Technology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 000-50295

Dear Mr. Rielder:

This letter responds to the Securities and Exchange Commission Staff’s comment letter dated November 16, 2010 regarding Advanced Cell Technology, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”). For the Staff’s convenience, we have set forth the text of the comments contained in the Comment Letter followed in each case by our response.

SEC Comment 1: We note your response to our prior comment 4.  However, our comment also asked that if your Board of Directors used its discretion in making an award, rather than a formula, that you provide a discussion of the Board’s reasoning including any performance factors considered for each of Mr. Caldwell and Dr. Lanza.  In light of your response that the Board believed that the grant of options to Messrs, Caldwell and Lanza equaling one half the amount of options already held by them was far “in light of [their] contributions,” we ask that you address the basis for this determination.  That is, please provide additional disclosure that discusses the individual contributions of Messrs. Caldwell and Lanza to which you refer and explains why the Board believed that these particular contributions merited an award equal to 50% of the options held by these officers.

Our Response: The Company proposes to add the following disclosure at the end of the “Compensation Discussion and Analysis” section (before “Risk Management Considerations”):

With respect to the cash bonus awarded to Mr. Caldwell, $100,000 was awarded pursuant to the Employment Agreement between the Company and Mr. Caldwell, dated October 1, 2009.  The Board approved the award of $100,000 as a signing/retention bonus because this was the amount that the Board thought was fair in light of Mr. Caldweld’s expected contributions to the Company and one that he would also find acceptable. With respect to the balance of the bonus awarded to Mr. Caldwell, the Company’s Board awarded all current employees who participated in achievement of the filing of the Investigational New Drug (“IND”) application a bonus equal to one month’s salary which amounted to an award of $40,000 to Mr. Caldwell.

Mr. Jeffrey P. Riedler
December 7, 2010

With respect to the cash bonus awarded to Dr. Lanza, $50,000 was awarded as a signing bonus in connection with the execution of the Employment Agreement between the Company and Dr. Lanza, dated October 1, 2009.  The Board approved the award because the board did not want Dr. Lanza seeking other employment and the Board thought that this bonus award coupled with the other compensation provided for in Dr. Lanza’s employment agreement would create a compensation package that Dr. Lanza would find acceptable.  The balance of the bonus awarded to Dr. Lanza (equal to $31,250) was awarded to him as part of the bonuses warded to all employees that participated in the filing of the IND application and equaled one month’s salary.

With respect to the stock options awarded to Mr. Caldwell and Dr. Lanza, the exercise price was the price of the Company’s common stock on the day that Board approved the grant of the options.  With respect to the amount of the options the Board approved the grant of options equaled one half of the amount of options that the employee currently had.   The Board believed that 50% was fair in light of the contributions of Mr. Caldwell and Dr. Lanza. In particular, each employee (who had previously been issued options) received options equal to 50% of the aggregated options previously issued to such employee. Thus, the number of options issued to Mr. Caldwell and Dr. Lanza was determined based on the same formula used to determine the number of options issued to all other employees of the Company (who had previously been issued options). (Employees who were not previously issued options received option awards based upon the recommendation of senior management.) At the time of approval of these options, all of the Company’s previously issued options had exercise prices that were so far above the market price as to effectively have no value to the employees. The Board believed that this formula was fair in light of the fact that, as noted above, the previously issued options no longer had any value to the employees, such employees who were issued options based on this formula had been through a forced furlough and had made a commitment to return to the Company despite the Company’s then precarious financial condition, and such a formula would provide a significant award to such employees. The contributions of Mr. Caldwell, which the board believed merited this option award based on the same formula as that provided to other employees with previously issued options, included serving as the Company’s principal executive officer and principal financial officer. In such roles, Mr. Caldwell was instrumental in raising needed capital for the Company, ensuring the Company complied with its reporting obligations under the Securities Exchange Act of 1934, as amended, and overseeing the company’s operations. The contributions of Dr. Lanza, which the board believed merited this option award based on the same formula as that provided to other employees with previously issued options, included serving as the Company’s chief scientific officer and chief medical officer. In such roles, Dr. Lanza oversaw the Company’s drug development efforts, led the scientific efforts of the Company, and developed and managed the Company’s pre-clinical studies.

In connection with these responses, Advanced Cell Technology, Inc. acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above response or require any additional information, please call the undersigned at (508) 756-1212.

Very truly yours,

Advanced Cell Technology, Inc.
By: /s/ William M. Caldwell, IV
Chief Executive Officer
(Principal Executive Officer and Principal Financial Officer)